March 25, 2005

Via EDGAR and Courier
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Barbara C. Jacobs, Assistant Director
             Mark P. Shuman, Branch Chief-Legal
             Rebekah Toton

Re:          IQ Biometrix, Inc.
             Registration Statement on Form SB-2
             Filed February 10, 2005
             File No. 333-12710
             Form 10-QSB for the Quarterly Period Ended December 31, 2004 File No. 00-24001

Ladies and Gentlemen:

      This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to IQ Biometrix, Inc. (the "Company") dated March 15, 2005, regarding the above-referenced Registration Statement on Form SB-2 (as amended) (the "Registration Statement").

      In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, Pre-effective Amendment No. 1 to the Registration Statement ("Amendment No. 1"), and Form 10-QSB/A. In addition, we are forwarding to you via courier two courtesy copies of Amendment No. 1, marked to show changes from the Registration Statement, as filed with the Commission on February 10, 2005.

      For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

FORM SB-2

General

      Staff Comment 1.

      We note the inclusion of the references to and inclusion of information relating to Wherify Wireless, Inc. Expand the disclosure in your summary section to describe the definitive merger agreement with Wherify, the status of the pending merger, your views as to the status of the proposed merger, and any other material recent events relating to the proposed transaction. Please revise as appropriate throughout the prospectus to provide a materially complete explanation of this matter.

      Response:

      In response to the Staff's comment, we have expanded the summary section and, where appropriate, the disclosure throughout the prospectus to describe the pending merger with Wherify and any other material recent events relating to the proposed transaction.

      Staff Comment 2.

      Please also expand the summary section to provide concise descriptions of the offering transactions through which each selling stockholder received the debentures and/or warrants for which you are registering common stock underlying such securities in this registration statement. You should include a reference to the detailed description of these transactions in the Selling Stockholders section.

March 24, 2005
Securities and Exchange Commission
Page 2


      Response:

      In response to the Staff's comment, we have expanded the summary section to provide concise descriptions of the offering transactions through which each selling stockholder received the debentures and/or warrants for which IQB is registering common stock underlying such securities in this registration statement.

      Staff Comment 3.

      Consider indicating in footnote 3 of your calculation of registration fee table how many of the 1,805,279 shares of common stock issuable upon conversion of outstanding debentures will be issued to convert accrued but unpaid interest on those debentures.

      Response:

      We have updated the disclosure in the Registration Statement to separately indicate the shares issuable upon conversion of principal and interest.

      Staff Comment 4.

      Please update the risk factors section to describe the uncertainty as to the availability of an exemption for recent unregistered sales of securities by the company IQ Biometrix intends to acquire, and the potential consequences to IQ Biometrix and its investors in the event the company is unable to establish the availability of the exemption relied upon. In the risk factor refer the reader to the section of the filing where, in reasonable detail, you describe the sequence of events that resulted in the recent withdraw of your registration statement on the Form S-4.

      Response:

      We have updated the risk factors section to describe the uncertainty as to the availability of an exemption for recent unregistered sales of securities by Wherify, and the potential consequences to IQB and its investors in the event Wherify is unable to establish the availability of the exemption relied upon.

Certain [Related Party] Transactions, page 42

      Staff Comment 5.

      We note from Exhibits 10.34 and 10.39 that the consulting agreement with Mr. McKelvey provides for the issuance of a warrant to purchase 300,000 shares of common stock. Please expand your disclosure in this section to discuss the terms of that warrant and the circumstances in which that warrant would be issued. Is the issuance of the warrant in any way dependent on future actions or the exercise of discretion by Mr. McKelvey? In you response, please reference the specific sections of agreements with Mr. McKelvey that you rely upon. It appears that this item is not discussed in your Item 26 disclosure or in the "Selling Stockholders" section that should address all material relationships of the warrant for 300,000 shares to the 25,000 shares offered by Mr. McKelvey by means of this prospectus? Based upon your response, we may have further comments.

      Response:

      Under the terms of the consulting agreement between IQB and Mr. McKelvey, dated August 1, 2003, IQB agreed to issue Mr. McKelvey a warrant to purchase 50,000 shares (after giving effect to IQB's 1 for 4 reverse split effected on November 28, 2004). One quarter of the shares issuable upon exercise of the warrant vested at the beginning of each quarter beginning August 1, 2003, subject to Mr. McKelvey continuing to provide services on that date. On August 1, 2004, IQB and Mr. McKelvey agreed to extend the consulting agreement for an additional six months, in consideration for which IQB issued to Mr. McKelvey an additional warrant to purchase 25,000 shares of IQB common stock (post-split). One half of the shares issuable upon exercise of the warrant vests at the beginning of each quarter beginning August 1, 2004, subject to Mr. McKelvey continuing to provide services on that date. As of the date of this letter, the warrants are fully vested. The Registration Statement includes the shares issuable upon exercise of the warrant to purchase 25,000 shares issued to Mr. McKelvey in August 2004. We have expanded the disclosure to describe the terms of the warrant and the transactions pursuant to which IQB issued the warrants to Mr. McKelvey, including the disclosures in "Selling Stockholders," "Certain Transactions" and Item 26 of the Registration Statement.

March 24, 2005
Securities and Exchange Commission
Page 3


      Staff Comment 6.

      We also note from Exhibit 10.34 that Mr. McKelvey is to perform services such as advising and assisting in the identification, evaluation, negotiation, and securitization of sources of debt and equity funding, acquisition, and/or merger opportunities, etc. in return for compensation of $10,000/month, payable in either cash or freely tradable "S-8 shares." Please tell us the number of S-8 shares paid to Mr. McKelvey over the course of this agreement. Furthermore, please provide us with an analysis as to how the issuance of S-8 shares to Mr. McKelvey conforms with the requirements of Item 1(a)(1)(iii) of the General Instructions to the Form S-8.

      Response:

      Item 1(a)(1)(iii) of the General Instructions to Form S-8 provides that Form S-8 is available for the issuance of securities to consultants or advisors only if services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant's securities. Pursuant to Section 1.1 of the consulting agreement and Appendix A attached thereto between IQB and Mr. McKelvey, Mr. McKelvey was to provide the following consulting services: (i) general management advice and counseling; (ii) advice and assistance in identifying evaluating, negotiating and securing sources of debt and equity funding, acquisition and/or merger opportunities, joint venture or other partnering opportunities and business restructurings and divestitures; and (iii) such other services as requested by the Company's CEO and board of directors. Appendix A also specifies the compensation to be paid to Mr. McKelvey for each of the foregoing types of services. Section 2 of Appendix A specifically sets forth the compensation to be paid to Mr. McKelvey with respect to general management advice and counseling, Section 3 of Appendix A specifically sets forth the compensation to be paid to Mr. McKelvey with respect to services related to the offer or sale of securities in a capital-raising transaction and Section 4 of Appendix A specifically sets forth the compensation to be paid to Mr. McKelvey with respect to acquisitions. The $10,000 per month was payable to Mr. McKelvey pursuant to Section 2 of Appendix A, which relates only to general business advice and counseling and not to services related to the offer or sale of securities in a capital-raising transaction. As of the date of this letter, IQB has issued to Mr. McKelvey 47,771 shares of IQB common stock issued pursuant to the Company's 2003 and 2004 Consultant Compensation Plans in consideration for general business advice and counseling services.

Convertible Debentures, Page 46

      Staff Comment 7.

      Please expand your description of the $225,000 of the 5% convertible debentures and the $3.3 million of the 5% convertible debentures, both due June 30, 2005, to indicate whether the interest on those securities is convertible into common stock and/or payable in cash and whether the holder has the option to select the form of interest payment, or otherwise affect the form of the debenture payment.

      Response:

      We have updated the disclosure in "Selling Stockholders" to indicate whether the interest on those securities is convertible into common stock and/or payable in cash and whether the holder has the option to select the form of interest payment, or otherwise affect the form of the debenture payment.

March 24, 2005
Securities and Exchange Commission
Page 4


Selling Stockholders, page 47

      Staff Comment 8.

      Please expand the filing to describe the material transactions and relationships between IQ Biometrix and each of the selling stockholders during the past three years. See Item 507 of Regulations S-B. All transactions whereby the debentures or warrants relating to shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the number of debentures and/or warrants issued to each party to the transaction. Additionally, describe the terms of any other material transactions with the selling stockholders concerning securities of the issuer that occurred during the three year period.

      Response:

      We have updated the disclosure to describe the material transactions and relationships between IQ Biometrix and each of the selling stockholders during the past three years.

      Staff Comment 9.

      We note that several footnotes to the Selling Stockholders table state "the number of shares that may be acquired and owned after this offering by... will depend on future events that cannot now be determined." Please revise to provide the amount and percentage of shares that will be beneficially owned by the selling stockholders following the sale of the offered shares. Provide a materially complete explanation of how the "future events" might affect the number of shares owned upon completion of this offering.

      Response:

      IQB's original disclosure was intended to mean that IQB has no knowledge of how many shares registered pursuant to the Registration Statement will be actually exercised or sold by the Selling Stockholders. To avoid confusion, IQB has amended its disclosure to assume that the Selling Stockholders will convert, exercise and sell all of the shares registered pursuant to the Registration Statement.

      Staff Comment 10.

      We note that many of the footnotes indicate that the prospectus covers a number of shares "that may be acquired pursuant to the exercise of warrants [to] be issued in the future pursuant to the conversion of a convertible debenture including accrued interest through March 31, 2005." Expand to describe the circumstances in which these warrants will or will not be issued, referring us to the pertinent provisions of the warrant agreements or other governing contract. Is the issuance of the warrants assured, no later than five days following the effective date of this registration statement, in accordance with a contractually binding obligation of the selling stockholder? Clarify the number of shares underlying warrants held by each selling stockholder and the number of shares underlying convertible debentures held by each selling stockholder.

      Response:

      All of the warrants discussed in the Registration Statement have been issued. IQB's disclosure was intended to say that IQB did not know how many shares would actually be purchased. See Response to Comment 9 above. We have amended our disclosure to assume that all shares issuable upon exercise of warrants or conversion of debentures will be so exercised or converted and sold.

March 24, 2005
Securities and Exchange Commission
Page 5


      Staff Comment 11.

      We also note footnotes 14, 16, and 20 state that the prospectus covers a number of shares that varies from the number of shares shown in the selling stockholder table as being offered for the account of those stockholders. Please advise or revise.

      Response:

      We have revised the prospectus as requested.

      Staff Comment 12.

      Please revise to name all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all of the selling shareholders, other than widely-held entities that are subject to the periodic reporting requirements of the Exchange Act. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

      Response:

      We have amended the disclosure as requested.

      Staff Comment 13.

      In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. If any selling stockholders are registered broker-dealers and did not receive their securities as compensation for investment banking services, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

      Response:

      We have amended the disclosure as requested.

Controls and Procedures, page 24

      Staff Comment 14.

      We note the disclosure here is identical to the disclosure found in Item 3 of your Form 10-QSB for the quarter ended December 31, 2004. Please remove or revise pursuant to the comments below.

      Response:

      Please refer to responses 20 through 22.

Item 26. Recent Sales of Unregistered Securities

      Staff Comment 15.

      Throughout this section it is unclear as to the date, title and amount of securities sold in the various transactions described. For instance, when were the $350,000 worth of 6% convertible subordinated debentures issued "during the last half of calendar 2002" and the 500,000 shares of common stock issued "shortly prior to the merger of IQ Biometrix California and IQB"? Consider disclosing these transactions in chronological order. Also, ensure that the description in this section of the amount of securities, purchase prices and/or exercise prices indicates if such disclosure has been restated to reflect any stock splits. Please note that other than in this section, all other descriptions of these transactions contained in the prospectus should be presented given retroactive effect to any stock split or similar recapitalization. If any debentures described in this section have been converted, redeemed or rolled over into new securities, this should be clearly stated. If any warrants issued in the various transactions described here were exercised or expired, this should be clearly stated.

March 24, 2005
Securities and Exchange Commission
Page 6


      Also, investors should be able to easily match the transactions described in this section with specific documents, filed as exhibits, which disclose the terms of those transactions. For example, we were unable to determine which exhibits memorialized the June and April 2003 transactions or locate any exhibits that memorialized the transactions that occurred in 2002 or in October 2004.

      Response:

      We have amended the disclosure as requested.

      Staff Comment 16.

      We note that you have issued 745,462 shares of IQB common stock to 21 consultants during the past two years for services rendered. Please specify the type and amount of consideration received by IQB from each consultant in return for the shares issued.

      Response:

      We have updated the disclosure to identify the type of services and value of the services received for these issuances. In addition, the number of shares has been adjusted as we have disclosed some of the transactions pursuant to which shares were issued separately.

      Staff Comment 17.

      We note you issued bonuses to Greg Micek and Michael Walsh on January 12, 2005. Please disclose the number of restricted shares issued to each. Please disclose the number of freely tradable shares issued to Mr. Walsh and provide us with an explanation of the basis on which you issued freely tradable stock. Provide us with a copy of any written agreement relating to this transaction and clarify the role of IQ Biometrix in the transaction.

      Response:

      We have corrected the disclosure to specify that only restricted shares were issued to Mr. Micek and Mr. Walsh. Mr. Micek received 10,416 restricted shares valued at $50,000 and Mr. Walsh received 20,833 shares valued at $100,000. The shares were issued pursuant to resolution by the IQB board of directors as a performance bonus. We have included the 10,417 shares issued to Mr. Walsh in this registration statement.

Item 27. Exhibits

      Staff Comment 18.

      Documents incorporated by reference from other filings must be clearly identified in the reference to such documents. See Item 411(d) of Regulation C. Consider including the exhibit number under which that document was previously filed or other description that clearly identifies the referenced document to assist investors in locating such documents. In this regard, we note:

            o Exhibit 3.04 is marked as having been previously filed. Please clarify the filing in which the document was previously filed.

March 24, 2005
Securities and Exchange Commission
Page 7


            o It appears that Exhibits 10.12, 10.13, and 10.15 are identical to Exhibits 10.09, 10.11 and, 10.10. Please advise.

            o Exhibit 10.17 appears to be the form of a warrant issued. However, neither the name of the holder nor the date on which it was issued appears in the document so we are uncertain which transaction these warrants were issued as a part of. Please clarify.

            o Exhibit 10.42 is incorporated by reference from IQB's Annual Report filed on October 1, 2004, but we were unable to locate that document in either the exhibit index or as an exhibit to that periodic report. The document is listed as an exhibit to the form 10-QSB filed November 15, 2004, but does not appear to have been filed as an exhibit to that periodic report either. Please advise.

      Response:

      We have amended our disclosure to eliminate duplicative filings and to accurately reference previous filings and to correct any inaccuracies.

      Staff Comment 19.

      Please ensure all contracts or agreements with selling stockholders named in this registration statement are filed as exhibits as required by Item 601(b)(10)(i)(A) of Regulation S-B. For example, we note from the disclosure in the current report on the Form 8-K, filed January 24, 2005 that a warrant to purchase 163,750 shares of common stock was also issued as a finder fee. We assume this was the warrant issued to Alpine Capital Partners. Please file any written agreement you had with this finder, or a document memorializing the terms of any oral agreement, as an exhibit to this registration statement. Also you indicate of page F-18 that Capital Partners received $327,500 cash fee for the January 2005 private placement transaction as part of a consulting agreement with IQ Biometrix. Please file this agreement as an exhibit to the registration statement.

      Response:

      We have reviewed our filing to make sure that all appropriate agreements with the selling stockholders are filed as exhibits, including the agreement with Alpine Capital Partners (Capital Partners should have been identified as Alpine Capital Partners) and the warrant issued to Alpine Capital Partners in connection with our January financing.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2004

Item 3. Controls and Procedures

      Staff Comment 20.

      Please note that rule 13a-15(b) requires an evaluation of the effectiveness of disclosure controls and procedures, with the participation of your principal executive and principal financial officers, as of the end of each fiscal quarter. Please revise.

      Response:

      We have revised our disclosure in the Registration Statement to indicate that the review of our disclosure controls and procedures by our chief executive officer and chief financial officer took place as of the end of the fiscal quarter.

March 24, 2005
Securities and Exchange Commission
Page 8


      Staff Comment 21.

      We note your disclosure that "[y]our disclosure controls and procedures were adequate." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

      Response:

      We have revised the disclosure to state the effectiveness of our disclosure controls and procedures are effective.

      Staff Comment 22.

      We note your disclosure that there were no "significant changes in [y]our internal controls...that could significantly effect these controls subsequent to the date of the evaluation of these controls by the chief executive officer and principal financial officer." Please note the item 308(c) requires that you disclose any change in internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Please revise.

      Response:

      We have revised the statement to state that there were no changes to our internal controls or in other factors that could affect these controls during the quarter.

      We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Alisande M. Rozynko at 415-495-8900.

                                        Sincerely,


                                        /s/ Michael Walsh
                                        ----------------------------------------
                                        Michael Walsh,
                                        Chief Financial Officer


Enclosures
cc: Alisande M. Rozynko
    The Crone Law Group LLP